Prospector Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 11, 2016

VIA EDGAR TRANSMISSION

Jacob Sandoval
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C.  20549

Re:	Prospector Funds, Inc. (the “Company”) File Nos. 333-143669 and 811-22077

Dear Mr. Sandoval:

We are responding to the Staff’s oral comments and suggestions provided on March 15, 2016 with respect to its recent review of the Company’s Annual Report filed on Form N-CSR (the “Annual Report”) for the reporting period ending December 31, 2015, on behalf of the Company’s series, Prospector Capital Appreciation Fund and Prospector Opportunity Fund (each a “Fund” and together, “the Funds”). We have addressed all of the Staff’s comments relating to the Funds as indicated below. For your convenience, your comments and headings have been reproduced with responses following each comment.

In addition, in connection with this filing, the Company hereby states the following:

1. The Company acknowledges that in connection with the comments made by the SEC Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

2. The Company acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3. The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

COMMENTS

1.	Staff Comment: With regard to the Prospector Opportunity Fund, the Fund has disclosed holdings in convertible bonds entitled “Medicines- 1.375%, 06/01/2017.” Please disclose whether this is a restricted security with regards to SEC Rule 144A. Furthermore, please disclose within the Company’s future annual reports whether any securities held by the Company are restricted securities with regards to Rule 144A.

Response:  The Company confirms that the CUSIP of the aforementioned “Medicines” holdings is not designated as restricted under Rule 144A. Additionally, the Company undertakes to include disclosure in future annual reports regarding Rule 144A restricted securities, as applicable.

2.	Staff Comment: Within the Statement of Operations, the Prospector Opportunity Fund disclosed ($16,101) in interest income for the year ended December 31, 2015. Please confirm whether the negative interest income is related to interest expenses or amortization on convertible bonds. If the latter, confirm supplementally that the Company has considered and addressed the accounting guidance set forth by the American Institute of CPAs (“AICPA”) on January 23, 2007.

Response: The Company confirms that the negative interest income is a result of amortization on convertible bonds being greater than the interest received by the convertible bonds for the year ended December 31, 2015. Furthermore, the Company confirms that it is following authoritative guidance in ASC 946-320-35-20.  The Company also confirms it has considered the alternatives discussed by the AICPA Investment Companies Expert Panel on January 23, 2007 but noted that, as discussed during the AICPA Investment Companies Expert Panel meeting on May 19, 2015, the panel is working on a TPA on the topic. The Company will consider the guidance once the TPA is released.

3.	Staff Comment: Confirm supplementally that the Company has considered transactions with related parties and disclosed any transactions as necessary under the Federal Accounting Standards Board’s ASC 850-10-50, such as, but not limited to, transactions with (a) shareholders of other funds managed by the same adviser, (b) shareholders owning beneficially more than 10% of a Fund’s shares, and (c) shareholders deemed to be affiliates.

Response: The Company confirms supplementally that the Company considered the disclosure requirements of ASC 850-10-50 and any transactions with related parties as defined by ASC 850 were properly disclosed.

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Closing
I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Alia Vasquez at (414) 765-6620.
Very truly yours,

/s/ Kim Just
Chief Compliance Officer
Prospector Funds, Inc.

CC:   Patricia Poglinco, Seward & Kissel, LLP